April 19, 2012	Alexandra Oprescu 415-315-2334 415-315-6350 fax alexandra.oprescu@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers AMG Funds (the “Registrant”)
Registration Statement on Form N-14

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition of each of the acquired funds set forth below by each of the corresponding series of the Registrant set forth below:

Acquiring Fund (Registrant)	Corresponding Acquired Fund (he Yacktman Funds, Inc)
Yacktman Focused Fund	The Yacktman Focused Fund

Yacktman Fund	The Yacktman Fund

The Prospectus/Proxy Statement contained in the Registration Statement will be furnished in connection with a special meeting of stockholders of the Acquired Funds, each a series of The Yacktman Funds, Inc., at which time the stockholders of the Acquired Funds will be asked to vote on the proposed acquisition of each Acquired Fund by the corresponding Acquiring Fund, each a newly created series of the Registrant. Included in the Registration Statement is the form of proxy for the stockholder meeting.

The Registration Statement relates solely to the Yacktman Focused Fund and the Yacktman Fund, each a series of the Registrant. The Registration Statement does not supersede or amend any disclosure relating to any other series of the Registrant.

- 2 -	April 19, 2012

No registration fee is being paid at the time of filing because the Registrant has previously filed an election, under Rule 24f-2 under the Investment Company Act of 1940, as amended, to register an indefinite number of shares.

The Registration Statement is proposed to become effective on May 19, 2012 pursuant to Rule 488 under the Securities Act of 1933, as amended.

Please direct any questions you may have with respect to this filing to me at (415) 315-2334.

Very truly yours,

/s/ Alexandra Oprescu

Alexandra Oprescu